UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building

Par-la-Ville Place

9 Par-la-Ville Road

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Golar Tundra Acquisition

As previously announced, Golar LNG Partners LP (the “Partnership”), through its wholly-owned subsidiary, Golar Partners Operating LLC, has entered into a Purchase and Sale Agreement dated February 10, 2016 (the “Purchase Agreement”), pursuant to which the Partnership has agreed to purchase from Golar LNG Limited a 100% ownership interest in the company that is the disponent owner and operator of the Golar Tundra, a floating storage and regasification unit, for an aggregate purchase price of approximately $330.0 million. The Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-191909) OF THE REGISTRANT

ITEM 6—EXHIBITS

The following exhibit is filed as part of this Report:

10.1 Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: February 12, 2016
	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Principal Executive Officer

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